June 29, 2007

VIA U.S. MAIL AND FACSIMILE

Jonathan L. Kravetz, Esq.
Michael L. Fantozzi, Esq.
Megan N. Gates, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111

> **Re:** **Registration Statement on Form F-4**
> **File No. 333-143791**
> **Schedule TO-T; File No. 5-46641**
> **Filed June 15, 2007 by Qiagen N.V. et al.**

Ladies and Gentlemen:

  We have reviewed your filings, and have the following comments.   The scope of our review has been limited to tender offer and other non-accounting issues. Where indicated, we think you should revise your documents in response to these comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. Please be advised that we may also have additional comments after reviewing your responses. Please feel welcome to contact us at the telephone number listed at the end of this letter.

Form F-4

General

1. The registration statement makes numerous references to a second-step transaction. For example, the introductory remarks that precede the Table of Contents indicate that "this prospectus also relates to the ordinary shares that may be issued by Qiagen in the merger." Please provide us with a brief legal analysis explaining Qiagen's apparent belief that a post-effective registration statement is not required to effectuate the second step transaction even if Qiagen beneficially owns 90% or greater of the outstanding shares following completion of the tender offer. In preparing Qiagen's response, please specifically address the statement in the Form F-4 adopting release that indicates "[a] post-effective amendment would have to be filed to provide information with respect to the second step merger." Refer to Securities Act Release No. 6579 (April 23, 1985). Alternatively, please revise the registration statement to the extent necessary to remove the implication that Qiagen has no intention to file a post-effective amendment.

   Early Commencement

2. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Qiagen will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation, or advise.

   Selected Historical Consolidated Financial Information, page 12

3. Because the financial information required by Item 1010(a) and (b) has been incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. Consolidated financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c)(4) and (5) of Regulation M-A. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

   Note Regarding Forward-Looking Statements…, page 29

4. We note the reference to the safe harbor protections of the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the referenced federal securities laws do not apply, by

their terms, to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please include disclosure in the Form F-4 stating that the safe harbor protections do not extend to any of the forward-looking statements made in connection with this offer. See also telephone interpretation I.M.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Effect of Tendering Shares, page 60

5. Explain to us the purpose of the language that any interpretation of the offer terms and conditions by Qiagen "will be final and binding upon all parties." Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge the Qiagen's determinations.

Conditions of the Offer, page 61

6. The disclosure indicates that once a condition is triggered, a failure by Qiagen to exercise its right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Qiagen reserves the right to conduct an illusory offer.

7. The opening paragraph states Qiagen may delay the acceptance for payment of tendered securities depending upon its determination of the satisfaction or waiver of the offer conditions. We believe that if acceptance for payment were delayed as described, the conditions would effective serve Qiagen as an ongoing right that Qiagen may assert or waive after expiration of the offer. Please revise the disclosure to remove the implication that Qiagen may lawfully delay acceptance for payment for reasons other than satisfying offer conditions involving the receipt of governmental approvals.

Top-up Option, page 77

8. Advise us whether or not the irrevocable option grant occurred prior to the time the tender offer was announced. See Rule 14e-5 of Regulation 14E.

<u>Closing Comments</u>

As appropriate, please amend the registration statement and/or Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.

You may contact me on any questions regarding the comments at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions